FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of February, 2005

API ELECTRONICS GROUP INC.

(Formerly: Investorlinks.com Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:                      No:      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated February 17, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP INC.
(Formerly Investorlinks.com Inc.)

Date: February 25, 2005	By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman of the Board,
Chief Executive Officer, Treasurer and
Director

API ELECTRONICS GROUP ANNOUNCES STOCK BUYBACK PROGRAM

NEW YORK – February 17, 2005 – API Electronics Group Corp. (OTCBB: AEGCF) today announced that its Board of Directors has authorized the Company to purchase in open market transactions up to 5% of its issued and outstanding shares.

Phillip DeZwirek, Chairman and CEO of API Electronics Group, stated, “The surplus of cash generated due to the success of its expanding business would best benefit our many shareholders by the stock repurchase program.”

ABOUT API ELECTRONICS:

API Electronics Group Corp., through its wholly owned subsidiaries API Electronics Inc., Filtran Group and TM Systems, is engaged in the manufacture of electronic components and systems for the defense and communications industries. API and its subsidiaries have been providing top of the line parts to numerous global producers of military hardware, telecommunications equipment, computer peripherals, process control equipment and instrumentation for a combined total of over 50 years. API’s TM Systems subsidiary has been in business for over 30 years and provides critical systems to various U.S. government departments, including the United States Navy, as well as numerous domestic and foreign commercial corporations. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries. API owns state-of-the-art manufacturing and technology centers in New York State, Connecticut and Ontario, Canada totaling 51,000 square feet. The company also has manufacturing capabilities in China and a distribution center in Britain. Filtran and API Electronics are ISO 9001 registered companies. API Electronics trades on the OTC Bulletin Board under the symbol AEGCF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION:

API Electronics Group

Tel: 1-877-274-0274

api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API’s Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

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FORM 51-102F3

MATERIAL CHANGE REPORT

Name and Address of Company

API Electronics Group Corp. (the “Issuer”)

505 University Avenue

Suite 1400

Toronto, ON M5G 1X3

Date of Material Change

February 17, 2005.

Press Release

Press release issued by the Issuer on February 17, 2005 via a Canadian news wire service, copy of which has been filed via SEDAR.

Summary of Material Change

The Issuer announces a stock buy-back program.

Full Description of Material Change

The Issuer announced that its Board of Directors has authorized the Issuer to purchase in open market transactions up to 5% of its issued and outstanding shares.

Reliance on Section 75(3) of the Act

Not Applicable.

Omitted Information

No information has been omitted from this material change report.

Senior Officer

The following senior office of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Jason DeZwirek, Director
Telephone:	416-593-3000
Facsimile:	416-593-4658
Internet:	http://www.apielectronics.com

DATED February 23, 2005.

API ELECTRONICS GROUP CORP.

Per:	“JASON DEZWIREK”
JASON DEZWIREK
Director

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